February 23, 2018

Barbara C. Jacobs

Assistant Director

Office of Information Technologies and Services

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re: Hoops Scouting USA

Registration Statement on Form S-1

Filed October 30, 2017

File No. 333-221200

Dear Ms. Jacobs:

Hoops Scouting USA, a Wyoming corporation (the “Company”), has received and reviewed your letter of November 21, 2017, pertaining to the Company’s Registration of Form S-1 (the “Registration Statement”) filed on October 30, 2017, with the Securities & Exchange Commission (the “Commission”). Specific to your comments, our responses below are in addition to those filed via the Edgar system. The following numbered responses correspond to those numbered comments as set forth in the comment letter dated November 21, 2017.

Registration Statement Filed November 21, 2017

General

1. You appear to be a shell company as defined in Rule 405 under the Securities Act of 1933 because you have nominal operations and assets consisting solely of cash. Please disclose on the cover page that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings. If you do not believe you are a shell company, please provide us with your legal analysis in support of your belief.

RESPONSE: The Company, has reviewed Release No. 33-8587 (“Release 33-8587”) and Release No. 33-8869 (“Release 33-8869”) issued by the Securities & Exchange Commission and, in the Company’s opinion, it is not a “shell” company. Release 33-8587 sets forth a two-pronged test to determine whether an issuer is a “shell” company. First, an issuer must have either (a) no operations; or (b) nominal operations. Second, an issuer must have either (a) no or nominal assets, (b) assets consisting solely of cash and cash equivalents, or (c) assets consisting of any amount of cash and cash equivalents and nominal other assets. The SEC, however, does not define the term “nominal”, and the meaning of the term must be analyzed on a case-by-case approach.

Release 33-8869 further discusses the above definition of a “shell” company (within the context of Rule 144) and in Footnote 172 addresses concerns made by commenters that such definition is overly broad and appears to include “startup companies” with limited operating histories. Footnote 172 states in relevant part, “Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a “startup company,” or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having “no or nominal operations” (emphasis added). Thus, according to Footnote 172, a company with a limited operating history has more than “no or nominal operations” and therefore cannot be considered a “shell” company.

Based on the foregoing, it is the Company’s opinion that it is not a “shell” company, but rather a startup company with a limited operating history. The actions taken by the Company, to date, demonstrate the Company’s high level of commitment towards establishing a legitimate business and pursuing opportunities for its further development. The Company’s business operations reach beyond “nominal” and therefore, the Company we believe not a “shell” company per the SEC’s own two-pronged test.

2. We note the phone number provided on the facing page of your registration statement does not appear to be in operation. Please revise to provide a corporate phone number where your principal executive officer may be contacted.

RESPONSE: We have amended the Registration Statement to include an updated phone number: 604-715-0887.

Prospectus Cover Page, page 3

3. Consistent with your risk factor entitled “Because there is no minimum proceeds the company can receive from its offering...” on page 11, please disclose here that the proceeds from this offering will not be placed in an escrow, trust account or similar account, and describe the effect on investors. See Item 501(b)(8)(iii) of Regulation S-K.

RESPONSE: We have added the following language to Page 3: “The company is making its offering of 450,000 shares of common stock on a best efforts basis and there is no minimum amount of proceeds the company may receive. Funds raised under this offering will not be held in trust or in any escrow account and all funds raised regardless of the amount will be available to the company. In the event the company does not raise $36,000 to implement its planned operations, your entire investment could be lost.”

Risk Factors

4. We note your disclosure on page 18 that your Chief Executive Officer resides in Canada. Please provide a risk factor pertaining to the difficulty that U.S. stockholders would face in effecting service of process against your sole officer. This risk factor should address the risk U.S. stockholders face in: effecting service of process within the U.S. on your officer; enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against the officer; enforcing judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in foreign courts against your officer; and bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against your officer. Alternatively, please advise as to why you believe such a risk factor is unnecessary.

RESPONSE: We have added the following Risk Factor:

“Because our officers and directors live outside of the United States, you may have no effective recourse against them for misconduct and may not be able to receive compensation for damages to the value of their investment caused by wrongful actions by our directors and officers.

Our officers and directors live outside the U.S. As a result, it may be difficult for investors to enforce within the U.S. any judgments obtained against those officers and directors, or obtain judgments against them outside of the U.S. that are predicated upon the civil liability provisions of the securities laws of the U.S. or any state thereof. Investors may not be able to receive compensation for damages to the value of their investment caused by wrongful actions by our directors and officers.”

“We may, in the future, issue additional common shares...”, page 12

5. Please revise this risk factor to reflect the shares being sold in the offering and how many shares will be remaining and issuable post-offering at various levels of completion. In that regard, we note that if the offering is fully subscribed, only 50,000 shares will still be authorized for issuance in the future under the current Articles of Incorporation.

RESPONSE: We have amended the risk factor as follows:

“Our Articles of Incorporation authorize the issuance of 1,000,000 shares of common stock at a par value of $0.0001 per share. As at June 30, 2017, the company had 500,000 shares of common stock issued and outstanding. Accordingly, we may issue up to an additional 500,000 shares of common stock. The offering presented herein allows for the sale of 450,000, should all shares offered hereunder be sold, we will only have an additional 50,000 shares in the Company’s treasury. Regardless of the number of shares sold hereunder, we anticipate that we will have to amend our Articles of Incorporation to increase the number of authorized shares available for issuance by the Company. This anticipated increase will allow the Company to issue additional stock and such future issuance of common stock may result in substantial dilution in the percentage of our common stock held by our then existing shareholders. We may value any common stock issued in the future on an arbitrary basis. The issuance of common stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors, and might have an adverse effect on any trading market for our common stock.”

Description of Property, page 17

6. We note your disclosure that your executive offices are located at 63 Rocio Ct., Palm Desert, CA 92260 in your sole officer and director’s home. We further note your disclosure that your sole officer and director resides in Canada. Please reconcile or advise.

RESPONSE: We have revised the filing as follows:

“Our executive offices are located at 63 Rico Court Palm Desert, CA 92260. Our telephone number is (604) 715-0887. We currently use space in our sole officer and directors home and we believe this space is sufficient to meet our needs for the forseeable future. Our sole director also has a home outside of the U.S. in Canada and works remotely when not at the executive office. We do not currently own any real estate.”

Description of Our Business

Our Products and Products Description, page 19

7. We note that you expect the majority of your revenue to be from sponsorship on the website and from the app. Please clarify how you intend to generate revenue through sponsorship as well as what sponsorship entails. Also, please explain how you intend to use the mobile application to generate revenue.

RESPONSE: We have revised the filing as follows:

“Revenue will be split between several revenue streams.

1. Player Membership

a. Players sign up for full memberships which allow players to upload unlimited videos to or website and app

b. Players sign up for partial memberships to upload one or two videos at a time.

2. Coaching Membership

Coaches sign up to receive emails and check players.

3. Sponsorship

Website and app will have sponsors who can display their ads on videos or on the website or the app. Sponsors can receive info from the company on what pages and what videos are being viewed the most.

A small fee for players and coaches will be invoked but sponsorship on the website and the app will be the main source of revenue.”

Competition, page 19

8. We note your disclosure regarding competition from well-established manufacturing, distribution, wholesale, retail and online sales companies. Please revise to clarify why those types of companies operate in the same industry as Hoops Scouting USA or advise.

RESPONSE: We have revised the filing as follows: “There are many well established companies in our industry. We expect to face medium to high level of resistance, and it will be up to our marketing efforts and negotiation skills to acquire customers. Most of our competitors may have greater financial resources than we do and will be able to withstand sales or price decreases better than we are. We also expect to continue to face competition from new market entrants. We may be unable to continue to compete effectively with these existing or new competitors, which could have a material adverse effect on our financial condition and results of operations.”

Management’s Discussion and Analysis

Accounting and Audit Plan, page 22

9. You anticipate spending approximately $7,500 to pay for accounting and audit requirements. However, you state that you expect the preparation of your quarterly financial statements to cost approximately $3,000 and your annual audited financial statements to cost $3,500. You also indicate that you expect SEC reporting and compliance to cost approximately $7,500. Please clarify whether the estimated costs for your accounting and audit requirements are encompassed by your estimated SEC reporting and compliance costs and reconcile throughout or advise.

RESPONSE: We have revised the filing as follows:

“Our independent auditor is expected to charge us approximately $3,000 to review our quarterly financial statements and approximately $4,500 to audit our annual financial statements. In the next twelve months after completion of this offering, we anticipate spending approximately $7,500 to pay for our accounting and audit requirements.”

We have revised throughout the filing that the $7,500 SEC reporting and compliance costs are for Accounting and Auditing purposes.

Security Ownership of Certain Beneficial Owners and Management, page 26

RESPONSE:

10. Please revise the beneficial ownership table to present Mr. Oei’s post-offering ownership percentages assuming various levels of completion of the offering.

RESPONSE: We believe that such disclosure is wholly unnecessary, and would only serve to confuse the reader. However, we have added the following footnote: “Regardless of the amount of shares sold pursuant to this Registration Statement, Mr. Oei shall remain the majority shareholder of the Company and shall therefore generally control the operations and business direction of the Company.”

Exhibits

11. Please file the form of subscription agreement that you will require investors in the offering to execute as described on page 15.

RESPONSE: We have included the form of subscription agreement as Exhibit 10.01 to the Registration Statement.

CONCLUSION

In connection with the Company’s responding to the comments set forth in the November 21, 2017 letter, the Company acknowledges that:

•The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

/s/ Jamie Oei

By: Jamie Oei

Title: Principal Executive Officer

& Principal Financial Officer